Filed by Legato Merger Corp. II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form S-4 File No.: 333-267393
Subject Company: Legato Merger Corp. II
(Commission File No. 001-41090)

Legato Merger Corp. II Announces Date for Annual Meeting to Approve Proposed Business Combination with Southland Holdings

Meeting Scheduled for February 14, 2023

Stockholders of Record as of January 24, 2023, are Eligible to Vote at Annual Meeting

NEW YORK, NY, January 31, 2023 (GLOBE NEWSWIRE) -- Legato Merger Corp. II (“Legato II”) (Nasdaq: LGTOU, LGTO, LGTOW), a publicly traded special purpose acquisition company, today announced that its Annual Meeting of Stockholders (the “Meeting”) has been set for February 14, 2023 at 10:00 a.m. EST. Stockholders of record as of January 24, 2023 (the “Record Date”) are eligible to vote at the Meeting to consider the previously announced proposed business combination with Southland Holdings LLC (“Southland” or the “Company”), a provider of specialized infrastructure construction services, among other matters.

About Southland Holdings

Southland is a leading provider of specialized infrastructure construction services across North America including bridges, tunneling, transportation and facilities, marine, steel structures, water and wastewater treatment, and water pipeline end markets. With roots dating back to 1900, Southland and its subsidiaries form one of the largest infrastructure construction companies in North America, with experience throughout the world. Southland is headquartered in Grapevine, Texas.

About Legato Merger Corp. II

Legato Merger Corp. II is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Legato II’s common stock, units and warrants trade on the Nasdaq Capital Market under the symbols “LGTO,” “LGTOU” and “LGTOW,” respectively.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed Transactions between Legato and the Company, Legato has filed with the SEC a Registration Statement on Form S-4 with the SEC (the “Registration Statement”), which includes a preliminary proxy statement for the solicitation of approval of the adoption of the Merger agreement and the approval of the Transactions and issuance of the shares in the Transactions (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHLAND, LEGATO, THE TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Legato and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC by directing a written request by mail to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by email to ajaffe@crescendopartners.com.

Participants in the Solicitation

Legato II, Southland and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato II in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above. Additional information regarding Legato II’s directors and executive officers can also be found in the Legato II Final Prospectus. These documents are available free of charge as described above.

Cautionary Statement Regarding Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity.

This news release contains forward-looking statements within the meaning of applicable securities legislation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the proposed merger with Legato II (the “transaction”), including the amount of proceeds provided thereby, may not be realized; the risk that the transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the transaction, including the failure of Legato II’s stockholders to approve and adopt the merger agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be initiated following announcement of the transaction; the effect of the announcement or pendency of the transaction on Southland’s business relationships, operating results and business generally; The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Legato II’s final prospectus dated November 22, 2021 relating to its initial public offering (the “Legato II Final Prospectus”) and in subsequent filings with the Securities and Exchange Commission (the “SEC”), including the amended proxy statement/prospectus described below, filed by Southland and Legato II in connection with the transaction. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Southland and Legato II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts

Gregory Monahan

Chief Executive Officer

Legato Merger Corp. II

(212) 319-7676

Southland Holdings
1100 Kubota Dr.
Grapevine, TX, 76051
Attention: Cody Gallarda
+ 1 817 293 4623
cgallarda@southlandholdings.com

Southland Holdings
1100 Kubota Dr.
Grapevine, TX, 76051
Attention: Alex Murray
+ 1 817 293 4623
amurray@southlandholdings.com